                                                   23 Carol Street
                                         Clifton, New Jersey 07014

                      VERTEX INDUSTRIES, INC.

                       INFORMATION STATEMENT

                 Pursuant to Section 14(f) of the
                  Securities Exchange Act of 1934
                     and Rule 14f-1 Thereunder

     NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
      REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
     NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED
                    TO SEND THE COMPANY A PROXY
                        ___________________

                           July 1, 1999
                        ___________________

   This Information Statement is being mailed on or about July 2, 1999 to holders of record at the close of business on July 1,
1999 (the "Statement Date") of shares of Common Stock, $.005 per share ("VTX Common Stock"), of Vertex Industries, Inc. (the
"Company").   It  is  being  furnished  in  connection  with   the
appointment to the Company's Board of Directors, other than at a meeting of the Company's stockholders, of six new directors consisting of three individuals designated by Edwardstone & Company, Incorporated, a Delaware corporation ("Edwardstone") (the "Edwardstone Designees"), and three individuals designated by MidMark Capital, L.P., a Delaware limited partnership ("MidMark",
and   together  with  Edwardstone,  the  "Buyers")  (the  "MidMark
Designees",  and  together with the "Edwardstone  Designees",  the
"Buyers'  Designees").   Edwardstone is an  investment  management
company. Edwardstone's principal executive offices are located at 600 Madison Avenue, 26th Floor, New York, NY 10022. MidMark is an investment limited partnership holding equity securities in 12
private   portfolio  companies.   MidMark's  principal   executive
offices are located at 466 Southern Boulevard, Chatham, NJ 07928.

     As more fully described below, the Company has entered into a
Subscription   Agreement,  dated  as  of  June   21,   1999   (the
"Subscription  Agreement"),  with the  Buyers.   The  Subscription
Agreement provides for Edwardstone's purchase, subject to  certain conditions,  of four million four hundred forty nine thousand  six hundred forty two (4,449,642) shares (the "Edwardstone Shares") of
VTX  Common  Stock  and  MidMark's purchase,  subject  to  certain conditions,  of  four  million (4,000,000)  shares  (the  "MidMark
Shares",  and together with the Edwardstone Shares, the  "Shares")
of VTX Common Stock.  The Shares represent 61.8% of the 13,676,621 VTX
Common Stock that will be outstanding after the consummation of the transaction. As a condition to the Buyers' purchase of the Shares, which purchase will occur on a date that is at least 10 days after the date of this Information Statement (the "Closing Date"), the Buyers and the Company will enter into a Stockholders Agreement (the "Stockholders Agreement"), containing certain terms and conditions concerning the acquisition and disposition of such Shares of the Company and the corporate governance of the Company. In accordance with the Stockholders Agreement (i) three of the
Company's   five  directors  have  resigned  from   office,   such resignations
to be effective on the Closing Date; (ii) the number of directors consti-tuting the full Board of Directors was increased to eight (8) members, such increase to be effective on the Closing Date; and, (iii) six Buyers' Designees were appointed by the directors of the Company to fill the vacancies on the Company's Board of Directors created by such resignations, such appointments to be effective on the Closing Date.

     The purpose of this Information Statement is to provide certain information concerning the Buyers' Designees and the Company's Board of Directors, and the appointment of two new executive officers of the Company. The information contained herein concerning Edwardstone, MidMark and the Buyers' Designees has been furnished to the Company by Edwardstone and MidMark and the Company assumes no responsibility for the accuracy or completeness of such information.

                             CHANGE OF CONTROL
     Pursuant to the Subscription Agreement, Edwardstone has agreed to purchase from the Company 4,449,642 shares of VTX Common Stock and MidMark has agreed to purchase from the Company 4,000,000 shares of VTX Common Stock. The consideration to be paid by Edwardstone and its affiliates for such shares will be $3,750,000 and the consideration to be paid by MidMark for such shares will be $3,750,000. To fund the acquisition, MidMark will be calling in commitments from its limited partners, including the Small Business Administration, which is a preferred limited partner in MidMark and Edwardstone will use its own funds as well as those of its affiliates.
In accordance with the provisions of the Subscription Agreement, the consideration to be paid by Edwardstone and its affiliates and MidMark will be paid by wire transfer of immediately available funds to such account as the Company may reasonably direct by written notice delivered to the Buyers by the Company at least two (2) business days before the Closing Date. Simultaneously, the Company will deliver to each Buyer a certificate or certificates in definitive form, registered in the name of such Buyer, representing the VTX Shares being purchased by such Buyer pursuant to the Subscription Agreement.

     Pursuant to the terms of the Stockholders Agreement (i) three of the Company's five directors, James Maloy, Wilbur Highleyman and Irwin Dorros, resigned from office, such resignations to be effective on the Closing Date;
(ii) the number of directors constituting the full Board of Directors was increased to eight (8) members, such increase to be effective on the Closing Date; and,(iii) the three Edwardstone Designees, Hugo H. Biermann, Gregory N. Thomas and Nicholas R. H. Toms, and the three MidMark Designees,
Wayne  L.  Clevenger,  Denis  Newman  and   Joseph  R. Robinson (see also
"Certain Relationships   and    Related

Transactions"), were appointed by the directors of the Company to fill the vacancies on the Company's Board of Directors created by such resignations, such appointments to be effective on the Closing Date. Ronald C. Byer and George Powch, currently directors of the Company, will continue to serve in that capacity (the "Continuing Directors").

     Consequently, effective on the Closing Date, the Buyer's Designees will constitute a majority of the Company's directors.

     The Continuing Directors and the Buyer's Designees will hold office as directors for a term of one year or until their successors are elected and qualified.

     Effective as of the Closing Date, James Q. Maloy has also resigned as Chairman of the Board and Ronald C. Byer has resigned as Chief Executive Officer of the Company. Hugo H. Biermann has been appointed to serve as Chairman of the Board and Nicholas R.H. Toms has been appointed to serve as Chief Executive Officer of the Company (the "Executive Officer Designees"), effective on the Closing Date. Messrs. Biermann and Toms are both principals in Edwardstone where Mr. Biermann serves as President and Mr. Toms serves as Chairman and Chief Executive Officer.

     Accordingly, upon the effectiveness of the resignations of Messrs. Maloy and Byer, the executive officers of the Company will be as follows:
               Hugo H. Biermann, Chairman of the Board
               Nicholas R.H. Toms, Chief Executive Officer
               Ronald C. Byer, President
               Barbara H. Martorano, Corporate Secretary

          DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Set forth below are the names, ages (at the Statement Date), principal occupation and business experience during the past five years of (i) the Edwardstone Designees, (ii) the MidMark Designees
(iii) the Continuing Directors, (iv) the Executive Officer Designees, and (v) the executive officers of the Company, each of whom is expected to continue as such following the Closing Date.

Directors
The Edwardstone Designees

     Hugo H. Biermann, 50, has been a principal in Edwardstone, an investment management company, since 1986 and has served as President of Edwardstone since 1989. From 1988 to 1995 Mr. Biermann served as Director and Vice Chairman of Peak Technologies Group, Incorporated ("Peak Technologies"), a company involved in automated data capture technologies.

                                   3
(PAGE>
      Gregory N. Thomas, 52, has been managing director of Treacy Ventures
LLC,  a private venture capital company, since  February 1999.   Mr. Thomas
also sits on the board of directors of a number of  private companies. From
December 1997 to February 1999,  Mr. Thomas   served  as  Vice  Chairman
and a Director of Freedom Securities, Inc., an investment bank. Mr. Thomas was a director of Peak Technologies from September 1992 to June 1997. Prior to his retirement in December 1992, Mr. Thomas had, for more than five years, been a partner with William Blair & Company, an investment banking firm.

     Nicholas R. H. Toms, 50, has been a principal of Edwardstone since 1986 and Chairman and Chief Executive Officer of Edwardstone since 1989. From 1985 to 1996 he served as a Director of Lynton Group, Inc., a corporation involved in general aviation. From 1988 to 1997, Mr. Toms served as Chairman, President and Chief Executive Officer of Peak Technologies.

The MidMark Designees

     Wayne L. Clevenger, 56, has been a managing director of MidMark Advisors, Inc., the general partner of MidMark Equity Partners, L.P., since 1994 and a managing director of MidMark Associates, Inc., the general partner of MidMark, since 1994. MidMark is an investment limited partnership holding equity securities in 12 private portfolio companies. Mr. Clevenger is on the board of directors of several privately owned companies.

     Denis Newman, 69, has been a managing director of MidMark Advisors, Inc., the general partner of MidMark Equity Partners, L.P., since 1994 and a managing director of MidMark Associates, Inc., the general partner of MidMark, since 1994. Mr. Newman is on the board of directors of several privately owned companies.

     Joseph R. Robinson, 57, has been a managing director of MidMark Advisors, Inc., the general partner of MidMark Equity Partners, L.P., since 1994 and a managing director of MidMark Associates, Inc., the general partner of MidMark, since 1994. Mr. Robinson is on the board of directors of several privately owned companies.

The Continuing Directors
     Ronald C. Byer, 66, joined the Company in 1975 and has served as President since July 31, 1995 and as Chief Executive Officer since January 17, 1996. Mr. Byer also served as the Company's Vice President of Marketing and Sales since 1979, Treasurer since 1983, Executive Vice President since 1985 and Director since 1976. From 1963 to 1975, Mr. Byer held various positions at Datascan, Inc. After its acquisition by Dymo Industries, Inc., he became manager of its newspaper computer systems group. From 1958 to 1972 Mr. Byer was employed by Bendix Aviation Corp. Mr. Byer has a bachelors degree in electrical engineering from Rensselaer Polytechnic Institute ("RPI").

     George Powch, 50, has served as a Director of the Company since 1987. He is President & CEO of Huber + Suhner (North America) Inc., responsible for the North American units of Huber + Suhner AG of Switzerland. These include Champlain Cable

Corporation, a manufacturer of specialty wire and cable, Huber + Suhner, Inc. a manufacturer and reseller of RF and microwave components for telecommunications, and Huber + Suhner (Canada) Ltd. He was previously Vice President & General Manager of Cinch Connectors, a division of Labinal Components & Systems, Inc. From 1987 to 1993, Mr. Powch was President of BFI-IBEXSA International Inc. a distributor of electronic components. Prior to that, he held a variety of positions including President of Diffracto Ltd. (1984-1986). Mr. Powch has an MBA degree from Harvard Business School, an M.S. degree from Stanford University and a B.S. from MIT, both in Electrical Engineering.

Executive Officers

      On the Closing Date, the resignation of James Q. Maloy as Chairman of the Board and Ronald C. Byer as Chief Executive Officer and the appointment of Hugo H. Biermann as Chairman of the Board and Nicholas R.H. Toms as Chief Executive Officer will become effective. Neither Mr. Biermann nor Mr. Toms is currently an executive officer of the Company nor does either one hold any position with the Company.

Executive Officer Designees

     Hugo H. Biermann, 50, has been a principal in Edwardstone since 1986 and has served as President of Edwardstone since 1989. From 1988 to 1995 Mr. Biermann served as Director and Vice Chairman of Peak Technologies, a company involved in automated data capture technologies.

     Nicholas R. H. Toms, 50, has been a principal of Edwardstone since 1986 and Chairman and Chief Executive Officer of Edwardstone since 1989. From 1985 to 1996 he served as a Director of Lynton Group, Inc., a corporation involved in general aviation. From 1988 to 1997, Mr. Toms served as Chairman, President and Chief Executive Officer of Peak Technologies.

Continuing Executive Officers

     Ronald C. Byer, 66, joined the Company in 1975 and has served as President since July 31, 1995 and as Chief Executive Officer since January 17, 1996. Mr. Byer also served as the Company's Vice President of Marketing and Sales since 1979, Treasurer since 1983, Executive Vice President since 1985 and Director since 1976. From 1963 to 1975, Mr. Byer held various positions at Datascan, Inc. After its acquisition by Dymo Industries, Inc., he became manager of its newspaper computer systems group. From 1958 to 1972 Mr. Byer was employed by Bendix Aviation Corp. Mr. Byer has a bachelors degree in electrical engineering from Rensselaer Polytechnic Institute ("RPI").

     Barbara H. Martorano, 42, joined the Company in June 1990 and has served in a variety of positions, including Sales Coordinator, Office Administrator, Assistant to the Secretary, President and Chairman of the Board, as well as, Corporate Secretary as of January 17, 1996. Mrs. Martorano is a graduate of Berkley, Garret Mountain campus.

Meetings of the Board

      During 1998, the Board of Directors held 4 meetings and two incumbent directors attended 100% of the meetings with three directors attending 75% of the meetings, and each director attended all meetings of the committees of the Board of Directors on which he served.

      The Stock Option Committee, currently consisting of Messrs. Maloy and Byer, met twice in 1998. This Committee makes awards of stock options to Vertex employees under its incentive stock option plan. It is anticipated that Mr. Clevenger and Mr. Thomas will be appointed to such Committee to replace Mr. Maloy and Mr. Byer after the Closing Date. The Audit Committee, consisting of Messrs. Highleyman, Powch and Dorros, met once in fiscal 1998. It is expected that Mr. Powch will be re-appointed to such Committee and Messrs. Clevenger and Thomas will be appointed to such Committee to replace Messrs. Highleyman and Dorros after the Closing Date. The Company does not have Nominating or Compensation Committees.

      All directors hold office until the next annual Meeting of the Company or until their successors have been elected and qualified. It is anticipated that directors who are not officers of the Company shall receive compensation of $1,000 per meeting and will be reimbursed for all related expenses. The Company shall pay MidMark for the services of the MidMark Designees pursuant to the Management Agreement (see "Certain Relationships and Related Transactions"). The MidMark Designees shall not otherwise receive any other compensation for their services as directors of the Company.


    COMPLIANCE WITH BENEFICIAL OWNERSHIP REPORTING REQUIREMENTS

     Section 16(a) of the Securities Exchange Act of 1934 requires directors, executive officers and 10% shareholders to file reports of changes in beneficial ownership with the Company, the Securities and Exchange Commission and the exchange upon which the Company's Common Stock is traded. Based solely on written representations from the Company's directors and executive officers and a review of the copies of beneficial ownership reports furnished to the Company, the Company believes that all of the 10% shareholders and directors and executive officers of the Company complied with the beneficial ownership reporting requirements during the last fiscal year.


                      EXECUTIVE COMPENSATION


      The following table sets forth information concerning the annual and long-term compensation for the services in all capacities to the Company for the fiscal year ended July 31, 1996, 1997 and 1998 of those persons who were, at July 31, 1998, executive officers of the Company earning annually $100,000 or more:

                    SUMMARY COMPENSATION TABLE

  Annual Compensation          Long-Term Compensation         All Other Compensation                                   Compensation
  Name                                       Restricted
  and                          Other Annual     Stock    Options/   LTIP     All Other
 Principal  Year  Salary Bonus Compensation   Award(s)     Sars   Payouts  Compensation
                    ($)   ($)      ($)           ($)        ($)     ($)

  (a)        (b)    (c)   (d)      (e)           (f)        (g)     (h)         (i)

Ronald C.                  -                      -          -       -           -
Byer       1998  $115,000  -     $5,553           -          -       -           -
CEO and    1997  $115,000  -     $6,150           -          -       -           -
President  1996  $106,480        $6,055

(1) All Officers and non-union employees of Vertex are covered by a pension plan that is financed by voluntary employee and Company contributions.
(2) Mr. Byer is provided with an automobile by the Company; a portion of which may represent the personal use thereof estimated at $2,500 per year and is excluded.

     On November 13, 1995, Mr. Robert McLaughlin, then Chief Financial Officer/Treasurer, was issued 50,000 stock options at an exercise price of $ .75 which vest over five years. On November 13, 1997, Mr. McLaughlin was granted 25,000 stock options at an exercise price of $.81 which vest over five years and on November 11, 1998, Mr. McLaughlin was granted an addition 25,000 stock options at an exercise price of $.75 which vest over five years. From March 1997 through January 1999, Mr. McLaughlin exercised 35,000 options. His remaining 65,000 options have been retired.

     The Company entered into a three (3) year employment contract with Robert Morsch commencing on May 1, 1998 to serve as its Vice President of Sales and Marketing. Under this contract, Mr. Morsch is to receive as compensation: (a) an annual salary of $95,000 per annum plus a cost of living increase each year; (b) 1% commission on the Company's operating revenue; (c) grant of 70,000 stock options at an exercise price of $.68 (35,000 options immediately vest, with the remaining 35,000 options vesting on January 1,
1999); (d) use of a leased automobile costing up to $750 per month and a right of first refusal to purchase such vehicle at the end of the lease term; (e) reimbursement of business expenses incurred and (f) the same group benefits received by other Company executives. The above stock options are in addition to 200,000 options previously granted at an exercise price of $.75 pursuant to the Company's Incentive Stock Option Plan.

     On September 10, 1998, the Company entered into a two (2) year employment contract with Ronald Byer, Jr. to serve as its Director of Middleware Technologies. Under this contract, Mr.
Byer is to receive as compensation: (a) an annual salary of $104,500 per annum for the first year and $109,725 per annum for the second year; (b) a grant of a five year stock option to purchase up to 25,000 shares of VTX Common Stock under its

Incentive Stock Option Plan at an exercise price of $.94; (c) reimbursement of business expenses; and, (4) the same group benefits received by other Company executives. The above stock options are in addition to 50,000 options previously granted at an exercise price of $1.06 pursuant to the Company's Incentive Stock Option Plan.

     On May 28, 1999, the Company entered into an employment contract with Ronald C. Byer to serve as President of the Company, commencing on August 1, 1999 and terminating on July 31, 2000. Under the terms of this contract, Mr. Byer is to receive as compensation: (1) $150,000 per annum; (2) reimbursement for all reasonable and necessary out-of-pocket travel and other business expenses; (3) the same group medical benefits received by other Company executives; and, (4) the use of a leased automobile, such lease and automobile expenses (including insurance) to be paid by the Company. Simultaneously with the employment contract, the Company entered into a two (2) year consultant contract with Ronald C. Byer commencing on August 1, 2000 to serve as a consultant. Under this contract, Mr. Byer is to receive as compensation: (1) $100,000 for the first year; (2) $75,000 for the second year; (3) reimbursement for all reasonable and necessary out-of-pocket travel and other business expenses; and, (4) the same group medical benefits received by other Company executives for the remainder of Mr. Byer's life.

      On May 28, 1999, the Company entered into a two (2) year consultant contract with James Q. Maloy, commencing upon his retirement as Chairman of the Board of the Company. Under this contract, Mr. Maloy is to receive as compensation for his consulting services: (1) $26,000 per annum; (2) reimbursement for all reasonable and necessary out-of-pocket travel and other business expenses; and, (3) the same group medical benefits received by other Company executives for the remainder of Mr. Maloy's life.

     The following directors of the Company were granted qualified stock options in the amount specified opposite their names at exercise prices so indicated on the dates specified:

                           Initial Number
Name of                       of Option    Exercise Price  Options    Options
Director (2) Date of Grant Shares (1)(3)(4)   Per Option  Exercised Exercisable
Wilber         6/11/97        10,000            1.00          -         -
Highleyman     1/20/93        40,000            4.25        8,000     32,000

Irwin          6/11/97        10,000            1.00          -         -
Dorros         1/20/93        40,000            4.25        8,000     32,000

George         6/11/97        10,000            1.00          -         -
Powch          1/20/93        40,000            4.25       16,000     24,000

(1)  Adjusted for 2 for 1 stock split effective April 19, 1993.
(2)  No options were granted to Directors in Fiscal 1998.
(3)   The  above  options were granted under the  Incentive  Stock Option Plan.

(4) As resigning directors, Messrs. Highleyman and Dorros' 10,000 options, each granted on June 11, 1997, became fully vested upon their resignations and must be exercised within one year.

      COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     James Q Maloy and Ronald C Byer were the only officers or employees, or former officers, who during the last completed fiscal year participated in the deliberations of the company's board of directors concerning executive officer compensation (other than that of the Chief Executive Officer).

                 REPORT ON EXECUTIVE COMPENSATION

Chief Executive Officer Compensation

     The Board of Directors reviews the CEO's overall compensation package on an annual basis. As a group, they review the financial performance of the Company during the prior year, including
performance  against  budget  in  the  areas  of  both   Operating
Statement and Balance Sheet. The Board also reviews the performance against the previous year's results.

     The Board further takes into account Sales and Marketing activities and how the performance has been against plans for introducing new products and entering new markets. Research and Development expenses are reviewed in order to determine how the Company performed with respect to new product development plans.

     After reviewing all of these factors as a group, the Board of Directors makes a determination as to the compensation package for the CEO of the Company for the following year.

Executive Compensation

     The   CEO  establishes  executive  compensation  based   upon
individual qualifications and a comparison with companies in the industry of comparable size.

          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      On February 17, 1997, the Company entered into a License Agreement with the NetWeave Corporation to develop, market, sell and support the NetWeave product worldwide. The Company will pay the NetWeave Corporation a royalty on the initial licenses sold and on annual license fees paid by the customer for maintenance and support of the NetWeave product. For the year ended July 31, 1998, the NetWeave Licensing Agreement generated revenues of approximately $973,000. During 1998, the Company paid approximately $74,000 of royalties to the NetWeave Corporation. For the year ended July 31, 1997, the NetWeave License Agreement generated revenues of $105,000 and the Company paid the NetWeave Corporation $20,000 in royalty payments.

       Dr. Wilbur H. Highleyman, Chairman of the NetWeave Corporation, has been a director of the Company since 1985 and presently owns 25.5% of the NetWeave Corporation. Pursuant to the Stockholder's Agreement, Mr. Highleyman resigned from office, such resignation to be effective on the Closing Date. Approximately six months ago, Ronald C. Byer, Jr., the son of Ronald C. Byer, resigned as the President of the NetWeave Corporation. Ronald C. Byer, Jr. presently owns 2.1% of the NetWeave Corporation.

     Pursuant to Subscription Agreement, the Company and MidMark will enter into a Investment Banking, Management and Monitoring Fee Agreement (the "Management Agreement") on the Closing Date, whereby the Company will retain MidMark for a period of five years to provide investment, banking, business and organizational strategy, and financial and investment management services to the Company. In addition, the Management Agreement provides for the appointment by MidMark of up to three MidMark officers to serve on the Company's Board of Directors. As compensation for its services and the services of its officers, the Company will pay MidMark the following: (a) a one-time investment banking fee of $187,500; (b) an additional investment banking fee equal to (5%) of the amount of additional equity financing MidMark is able to attract for the Company after the Closing Date; provided, however, in no event shall the aggregate of such investment banking fees referred to in clauses (a) and (b) exceed $250,000; (c) an annual management fee of $250,000; and (d) reasonable out-of-pocket expenses incurred by MidMark in connection with its performance of services under the Management Agreement.

             OWNERSHIP OF EQUITY SECURITIES OF CERTAIN
                 BENEFICIAL OWNERS AND MANAGEMENT

       The following information table sets forth certain information regarding the Company's Common Stock owned on June 1, 1999 by (i) each stockholder who is known by the Company to own beneficially more than 5% of VTX Common Stock, (ii) each director and officer, and (iii) all officers and directors as a group:

Names and Address  of      Shares Owned             (1)(2)
Directors,   Officers         Number               Percent
and 5% Shareholders

James Q. Maloy
23 Carol Street
Clifton,  New  Jersey 07014   1,202,208               23.4%

Ronald C. Byer
23 Carol Street                448,422                 8.7%
Clifton,  New  Jersey 07014

All officers and             1,702,630                33.1%
directors as a group
(4 persons) (3)

(1) Does not give effect to the issuance of up to 2,000,000 shares of VTX Common Stock reserved for issuance under the Company's stock option plan and, 445,000 shares under non-qualified stock options.

(2) Gives effect to a 2 for 1 stock split effective April 19, 1993.

(3)  Includes 50,000 shares of VTX Common Stock owned by Mr. Powch
     and   2,000  shares  of  VTX  Common  Stock  owned   by   Dr.
     Highleyman's pension plan.


                         PERFORMANCE GRAPH

The following graph compares the cumulative shareholder return
(including reinvestment of dividends) on an indexed basis with the Hambrecht & Quist Technology Index and the Standard & Poors 500
Composite Stock Price Index.

These indices are included for comparative purposes only and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the stock involved, and are not intended to forecast or be indicative of possible future performance of the Common Stock


                              Dec-94 Dec-95 Dec-96 Dec-97 Dec-98 Mar-99
Hambrecht&Quist Tech Index     $100   $135   $170   $250   $395   $480
S&P 500                        $100   $135   $172   $202   $249   $283
VETX                           $100    $40    $48    $32   $101   $135


Note $100 invested December 31, 1994 in Stock or Index, including reinvestment of dividend.

                                               VERTEX INDUSTRIES, INC.



July 1, 1999